CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Exhibit 12.1
Computation of Ratio of Earnings to
Fixed Charges and Preferred Dividends
(Dollars in millions)

	2012	2011	2010	2009	2008
Pretax income (loss) from operations:
Net income (loss)	$221.0	$335.7	$240.6	$20.4	$(1,205.3)
Add income tax expense (benefit)	(65.3)	(29.5)	(15.7)	51.4	372.5
Add discontinued operations	—	—	—	—	722.7
Pretax income (loss) from operations	155.7	306.2	224.9	71.8	(110.1)

Add fixed charges:
Interest expense on corporate debt	66.2	76.3	79.3	84.7	67.9
Interest expense on investment borrowings	48.4	37.8	33.9	33.2	38.6
Interest added to policyholder account balances	260.5	282.5	303.9	324.4	330.5
Portion of rental (a)	14.6	13.1	13.0	12.8	13.4
Fixed charges	389.7	409.7	430.1	455.1	450.4
Adjusted earnings	$545.4	$715.9	$655.0	$526.9	$340.3

Ratio of earnings to fixed charges	1.40X	1.75X	1.52X	1.16X	(b)

____________________

(a)	Interest portion of rental is estimated to be 33 percent.

(b)	For such ratio, earnings were $110.1 million less than fixed charges.